FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 17, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

IMPRESSIVE REVENUE AND NET PROFIT GROWTH

FOR NINE MONTHS 2007

AGAINST CHALLENGING GLOBAL COST ENVIRONMENT

Moscow, Russia – December 14, 2007 – Wimm-Bill-Dann Foods OJSC [NYSE:WBD] today announced its financial results for nine months and the third quarter ended September 30, 2007.

Highlights of nine months 2007:

•                  Group sales saw impressive 40.4% growth to US$1,758.3 million

•                  Gross profit increased 43.4% to US$578.4 million

•                  Underlying* operating income rose 30.2% to US$168.3 million

•                  Underlying net income increased 33.4% to US$105.6 million

•                  Underlying EBITDA(1) increased 30.9% to US$229.4 million

•                  Earnings per share grew to US$2.40 from US$1.50

Commenting on the results, Tony Maher, Wimm-Bill-Dann’s chief executive officer said, “We are very pleased with the strong results we achieved for the first nine months of 2007 especially in the most challenging raw material cost environment. Despite a sharp rise in raw milk prices, we continued to improve our EBITDA margin to 13.5% in the third quarter of 2007 compared to 12.7% in the second quarter of 2007. During the nine months of 2007 net profit growth was a solid 33.4% and we continued to show impressive revenue growth of 40.4% at the group level.

“Our beverages business continues to progress well realizing a solid 28.6% sales increase and a significant margin improvement to 40.4% in the first nine months of 2007 from 34.4% in the same period last year. Our dairy division delivered strong results during first nine months of 2007 with sales increasing 43.1% to US$1,328.7 million, while gross margins decreased only slightly — a significant achievement given the sharp rise in the price of raw milk. Our baby food division continued to gain momentum with sales increasing 44.0% to US$119.0 million while gross margins expanded to 44.4% from 41.3% in the prior year period.

“In conclusion, I am pleased with our performance for the 9 month period as we continue to successfully execute on our strategy and deliver on our commitment to improve our route-to-market and invest in building consumer preference in our brands. I am confident that Wimm-Bill-Dann is well positioned to continue to achieve consistently strong results and significant value for our customers and stockholders.”

*	Underlying term here and after means that numbers do not include the impact of special charges.
(1)	Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators of Nine Months 2007 vs. 2006 (Excluding Special Charges)

	9M 2007	9M 2006	Change
	US$ ‘mln	US$ ‘mln

Sales	1,758.3	1,252.6	40.4%
Dairy	1,328.7	928.5	43.1%
Beverages	310.6	241.5	28.6%
Baby Food	119.0	82.6	44.0%
Gross profit	578.4	403.4	43.4%
Selling and distribution expenses	(281.7)	(164.8)	70.9%
General and administrative expenses	(129.5)	(100.1)	29.4%
Operating income	168.3	129.2	30.2%
Financial income and expenses, net	(15.4)	(10.3)	50.1%
Net income	105.6	79.2	33.4%
EBITDA	229.4	175.2	30.9%
CAPEX excluding acquisitions	127.7	74.9	70.5%

Key Financial Indicators of 3Q 2007 vs. 2006

	3Q 2007	3Q 2006	Change
	US$ ‘mln	US$ ‘mln

Sales	610.5	439.0	39.1%
Dairy	470.3	333.5	41.0%
Beverages	98.5	77.8	26.6%
Baby Food	41.7	27.7	50.6%
Gross profit	200.6	149.8	33.9%
Selling and distribution expenses	(95.8)	(52.8)	81.5%
General and administrative expenses	(43.2)	(37.4)	15.5%
Financial income and expenses, net	(2.9)	(4.7)	(38.5)%

		Including Special Charges		Excluding Special Charges
	3Q 2007	3Q 2006	Change	3Q 2006	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln
Operating income	59.9	37.9	57.8%	54.1	10.7%
Net income	39.8	19.4	104.9%	32.4	22.7%
EBITDA	82.2	54.2	51.7%	70.4	16.8%

CAPEX excluding acquisitions	58.6	29.0	102.5%

Dairy

Sales in the Dairy Segment increased 43.1% to US$1,328.7 million in the first nine months of 2007 from US$928.5 million in the same period of 2006. Acquisitions made in late 2006 contributed US$116.4 million to overall sales growth in the Segment. Top-line growth was driven mainly by a healthy balance of volume and pricing. The average dollar selling price rose 15.9% to US$1.05 per kg in the first nine months of 2007 from US$0.91 per kg in the same period of 2006. This increase was driven primarily by average ruble price growth. The latter part of the year saw an unprecedented rise in the price of raw milk, both globally and in Russia. Our raw milk cost increased 34.3% year-on-year in ruble terms (41.2% in dollar terms) in the third quarter and 17.3% year-on-year in ruble terms (24.0% in dollar terms) in the first nine months of 2007. Despite such a sharp rise in the price of raw milk, the gross margin in the Dairy Segment decreased only slightly to 30.1% in the first nine months of 2007 from 30.8% for the same period last year.

Beverages

Sales in the Beverages Segment increased 28.6% to US$310.6 million in the first nine months of 2007 from US$241.5 million in the same period last year, driven mainly by volume growth and selling price increase. The average selling price increased 16.3% to US$0.83 per liter in the first nine months of 2007 from US$0.71 per liter in the first nine months of 2006. Despite continued raw materials cost pressure, the gross margin in the Beverages Segment increased to 40.4% in the first nine months of 2007 from 34.4% in the first nine months of 2006, driven by continued efficiency improvements and better pricing and discount management in all regions.

Baby Food

Sales in the Baby Food Segment increased 44.0% to US$119.0 million in the first nine months of 2007 from US$82.6 million in the same period last year. This was driven primarily by volume growth. The average selling price rose 7.1% to US$1.86 per kg in the first nine months of 2007 from US$1.74 per kg in the first nine months of 2006. The gross margin in the Baby Food Segment increased to 44.4% from 41.3%, owing to the launch of our own production facility in Kursk and a decreased share of co-packing in the overall sales.

Key Cost Elements

In line with our previous communications, improving our route-to-market and continued investment in top-line growth through marketing led to an increase in selling and distribution expenses to 16.0% of sales during the first nine months of 2007 compared to 13.2% of sales in the first nine months of 2006. General and administrative expenses fell to 7.4% of sales in the first nine months of 2007 compared from 8.0% of sales in the first nine months of 2006.

In the first nine months of 2007, financial expenses increased 50.1% year-on-year to US$15.4 million, primarily due to higher interest expenses. Our effective tax rate decreased to 29.3% in the first nine months of 2007 from 33.4% in the same period of 2006.

Net Income

Underlying net income increased 33.4% to US$105.6 million in the first nine months of 2007 from US$79.2 million in the first nine months of 2006.

Note: The Company has filed 20-F for FY 2006 to the SEC. The report can be also downloaded from our web site www.wbd.com

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	9 months ended		9 months ended
	September 30, 2007		September 30, 2006
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	105.6	6.0%	66.2	5.3%
Add: Depreciation and amortization	61.1	3.5%	46.0	3.7%
Add: Income tax expense	44.7	2.5%	34.3	2.7%
Add: Interest expense.	29.5	1.7%	21.9	1.7%
Less: Interest income	(2.3)	(0.1)%	(3.1)	(0.2)%
Less: Currency remeasurement gains, net	(19.4)	(0.8)%	(10.0)	(0.8)%
Add: Bank charges	2.1	(0.1)%	1.4	0.1%
Add: Minority interest	2.5	(0.1)%	2.3	0.2%
Add:(Gain)/Loss on sales/purchase of currency.	0.1	0.004%	0.1	0.0%

EBITDA	229.4	13.0%	159.1	12.7%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Operations and Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	September 30, 2007	December 31, 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$37,254	$40,310
Trade receivables, net	153,005	89,932
Inventory	241,543	174,074
Taxes receivable	61,457	51,161
Advances paid	54,019	30,695
Net investment in direct financing leases	1,564	2,095
Deferred tax asset	16,345	12,749
Short-term investments	907	576
Other current assets	11,738	19,154
Total current assets	577,832	420,746

Non-current assets:
Property, plant and equipment, net	705,641	606,728
Intangible assets	29,137	26,844
Goodwill	121,707	105,990
Net investment in direct financing leases – long-term portion	1,093	1,673
Long-term investments	37	25
Deferred tax asset – long-term portion	5,502	8,737
Other non-current assets	6,096	5,193
Total non-current assets	869,213	755,190
Total assets	$1,447,045	$1,175,936

	September 30, 2007	December 31, 2006
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$127,540	$104,066
Advances received	14,025	13,230
Short-term loans	41,968	123,849
Long-term loans – current portion	5,402	4,137
Current portion of long-term bonds payable	300,000	—
Taxes payable	20,154	9,494
Accrued liabilities	59,129	37,103
Government grants – current portion	613	1,422
Dividends payable	112	—
Other payables	49,704	37,035
Total current liabilities	618,647	330,336

Long-term liabilities:
Long-term loans	35,061	30,082
Long-term notes payable	104,211	248,742
Other long-term payables	15,130	20,905
Government grants – long-term portion	980	1,125
Deferred taxes – long-term portion	29,814	28,275

Total long-term liabilities	185,196	329,129

Total liabilities	803,843	659,465

Minority interest	14,762	18,977

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at September 30, 2007 and December 31, 2006	29,908	29,908
Share premium account	164,132	164,132
Retained earnings	334,487	234,285
Accumulated other comprehensive income: Currency translation adjustment	99,913	69,169
Total shareholders’ equity	628,440	497,494

Total liabilities and shareholders’ equity	$1,447,045	$1,175,936

	Nine months ended September 30,
	2007	2006

Sales	$1,758,316	$1,252,630
Cost of sales	(1,179,894)	(849,251)
Gross profit	578,422	403,379
Selling and distribution expenses	(281,704)	(164,846)
General and administrative expenses	(129,495)	(100,083)
Other operating incomes and expenses, net	1,025	(25,406)
Operating income	168,248	113,044
Financial income and expenses, net	(15,401)	(10,259)
Income before provision for income taxes and minority interest	152,847	102,785
Provision for income taxes	(44,712)	(34,296)
Minority interest	(2,514)	(2,303)
Net income	$105,621	$66,186
Other comprehensive income
Currency translation adjustment	30,744	30,972
Comprehensive income	$136,366	$97,158
Net income per share - basic and diluted	$2.40	$1.50
)%*%*	44,000,000	44,000,000

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2007	2006
Cash flows from operating activities:

Net income	$105,621	$66,186

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,514	2,303
Depreciation and amortisation	61,127	46,038
Currency remeasurement gain relating to bonds payable, long-term payables, investments in foreign subsidiaries, and fixed assets of foreign subsidiaries	(16,444)	(10,397)
Change in provision for obsolescence and net realizable value	487	723
Provision for doubtful accounts	3,624	1,999
(Gain) /loss on disposal of property, plant and equipment	(4,410)	1,972
Earned income on net investment in direct financing leases	(614)	(522)
Deferred tax benefit	1,904	(3,579)
Non-cash rental received	2,319	2,271
Accrual of tax contingent liability	1,199	588
Write off of long-term investments	11	86
Impairment of tangible assets and intangible assets	920	13,063
Impairment of goodwill	—	2,520
Write off of unrecoverable investments in direct finance lease	58	190
Write-off of unrecoverable VAT	—	584
Amortization of bonds issue expenses	1,990	890

Changes in operating assets and liabilities net of acquisitions:
Inventory	(54,313)	(40,538)
Trade accounts receivable	(59,828)	(14,556)
Advances paid	(20,702)	(17,712)
Taxes receivable	(8,064)	3,191
Other current assets	5,187	(8,037)
Other long-term assets	(90)	45
Trade accounts payable	15,837	24,445
Advances received	(405)	1,345
Taxes payable	10,056	7,855
Accrued liabilities	17,894	15,872
Other current payables	(816)	4,022
Other long-term payables	(57)	(470)
Total cash provided by operating activities	$65,005	$100,377

	Nine months ended September 30,
	2007	2006
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(21,005)	$(13,433)
Proceeds from disposal of subsidiary	683	—
Cash paid for intangible assets and property, plant and equipment	(108,207)	(72,760)
Cash paid for acquisition of investments	—	(155)
Proceeds from disposal of property, plant and equipment	3,042	2,715
Cash paid for net investments in direct financing leases	(174)	(1,261)
Cash received from other long-term assets	—	1,419
Cash invested in short-term bank deposits	6,718	2,921
Total cash used in investing activities	(118,943)	(80,554)

Cash flows from financing activities:
Proceeds from long-term notes payable	151,466	—
Short-term loans and notes, net	(86,177)	19,399
Proceeds from long-term loans	7,692	21,416
Repayment of long-term loans	(3,621)	(17,905)
Repayment of long-term payables	(15,691)	(13,439)
Repayment of long-term notes payable	—	(52,332)
Dividends paid	(4,832)	(9,754)
Total cash provided by (used in) financing activities	48,837	(52,615)
Total cash used in operating, investing and financing activities	(5,101)	(32,792)
Impact of exchange rate differences on cash and cash equivalents	2,045	6,235
Net decrease in cash and cash equivalents	(3,056)	(26,557)
Cash and cash equivalents, at beginning of period	40,310	93,103
Cash and cash equivalents, at the end of period	$37,254	$66,546

For further enquiries contact:

Anton Saraikin

Press Secretary

Solyanka, 13, Moscow, 109028 Russia

Tel +7 (495) 105-5805 (ext. 116-99)

Fax +7 (495) 105-5800

saraikinas@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel +7 495 105 5805

Fax +7 495 105 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 19,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2007, Standard & Poor’s Governance Services confirmed WBD’s Corporate Governance Score (CGS) 7+ (7.7 accordingly on the Russian national scale), which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      December 17, 2007